Filed under
      SEC
                                                  Rule 424
      (b)(2)
      Registration No. 33-44271

               HILB, ROGAL AND HAMILTON COMPANY

                         SUPPLEMENT TO
              PROSPECTUS DATED FEBRUARY 12, 1992

                  RELATING TO ACQUISITION OF
                 CLOVER INSURANCE AGENCY, INC.

          The following information is furnished to supplement and complete the information contained in the Prospectus dated February 12, 1992 ("Prospectus"), relating to the offering of shares of the Common Stock of Hilb, Rogal and Hamilton Company ("Company") to the sole shareholder of Clover Insurance Agency, Inc. ("Clover") of Ontario, California to consummate the merger of Clover and the Company.

                   Terms of the Transaction

          (a) (1) Effective on or about March 6, 1996, a subsidiary of the Company will consummate an Agreement of Merger with Clover whereby the sole shareholder of Clover will receive 72,000 shares of Common Stock of the Company ("Shares") subject to (i) all necessary corporate approvals of each corporation, (ii) all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained, and (iii) all other conditions precedent as outlined in the Agreement of Merger (see Exhibit 2.26).
      The number of shares distributed to the sole shareholder of Clover will be adjusted based upon the final determination of net worth as defined in the Agreement of Merger.

          HRH Merger Corporation, a newly formed subsidiary of the Company will merge into Clover Insurance Agency, Inc. and the surviving corporation will be a wholly-owned subsidiary of the Company.

               (2) The merger with Clover by the Company has been agreed upon because the Company is engaged in the business of owning insurance agencies and because the sole shareholder of Clover has determined that a merger with the Company is beneficial to the growth of Clover's operations.

          Clover's operations will add approximately 20 employees and $1,200,000 of revenues to the Company.

               (3) Clover was incorporated in 1962 in the state of California, and has 2,000 authorized shares of common stock, $100 par value. There are 255 issued outstanding shares of common stock.

               (4) There are no material differences between the rights of the security holders of Clover and the rights of security holders of the Company.

               (5) The acquisition will be treated using the purchase method of accounting for acquisitions under Clover accepted accounting principles.

               (6) Clover will be included in the consolidated return of the Company as of the effective date. The acquisition will be recorded as a tax free exchange under the rules of I.R.C. Sections 368(a)(1)(A) and 368(a)(2)(E).

          (c) The acquisition agreement is incorporated into this supplement as Exhibit 2.26.

                Pro Forma Financial Information
                   See attached - Schedule A

                Material Contracts with Seller

          There have been no material contracts between the Company and Clover prior to the proposed effective date of the Agreement of Merger.

                  Information with Respect to
                 Clover Insurance Agency, Inc.

          Clover was incorporated in 1962 and operates from an office in Ontario, California.

          Clover provides property and casualty insurance brokerage services for personal and commercial and industrial clients. Clover's emphasis is farm business, with a specialization in dairies which constitutes over 50% of its commission and fee revenues.

                Common Stock and Dividend Data

          There is no established public trading market for the stock of Clover. There is one shareholder of the corporation. See Shareholder Information below for information regarding shares held and information regarding authorized and issued shares.

          There were no common stock dividend distributions during the fiscal years ended September 30, 1995, 1994 and 1993.

                    Shareholder Information

          (a)  (1) WE ARE NOT ASKING YOU FOR A PROXY AND YOU
      ARE REQUESTED NOT TO SEND US A PROXY.

               (2) & (3) Clover has agreed to submit the Agreement of Merger to its sole shareholder for adoption by unanimous written consent after receipt and review of this supplement to the Prospectus. Since the Agreement of Merger requires that the merger can be completed only with the unanimous consent of the sole shareholder of the company being acquired (Clover), notice requirements shall have been met and there shall be no dissenters.

               (4) & (5) There are no material interests, direct or indirect of affiliates, officers or directors of the registrant or of the company being acquired (Clover) in the proposed transaction.

               (6) Clover has 2,000 authorized shares of common stock, $100 par value. Shares issued and outstanding are as follows:

                                         Number of
          Shareholder                   Common Shares       Percentage

          Edward J. Talen                     255               100%
                                              ===               ====
               (7) Upon completion of the proposed acquisition, no share-holder of Clover will be serving as a director or executive officer of the registrant.

                            Experts

          The financial statements of Clover Insurance Agency, Inc. as of and for the year ended September 30, 1995 appearing in this supplement to the Amended Prospectus dated February 12, 1992, and in the Registration Statement have been audited by Wiechelman & Associates, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                              Hilb, Rogal and Hamilton Company


            Date of this Supplement:  March 1, 1996

               SCHEDULE A - PRO FORMA CONDENSED
               FINANCIAL STATEMENTS (UNAUDITED)

          The following pro forma condensed consolidated balance sheet as of September 30, 1995 and the pro forma consolidated income statements for the nine months ended September 30, 1995 and the years ended
      December 31, 1994, 1993 and 1992 give effect to the pooling-of-interests merger with R. E. Lipman Insurance Brokers, Inc. ("Lipman," effective on May 1, 1995); the proposed acquisitions of Clover Insurance Agency, Inc. ("Clover," expected to be effective on March 6, 1996) and another insurance agency operation (expected to be effective on or about March 1, 1996); and the acquisition of certain assets and liabilities of three insurance agencies purchased in 1996, 13 insurance agencies purchased in 1995 and four insurance agencies purchased in 1994. The pro forma information is based on the historical financial statements of Hilb, Rogal and Hamilton Company and the acquired agencies, giving effect to the transactions under the purchase method or pooling-of-interests method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The pro forma consolidated income statements give effect to the purchase method acquisitions and proposed purchase method acquisitions as if they had occurred on January 1, 1994, and the pooling-of-interest as if it had occurred prior to all periods presented. The proforma condensed consolidated balance sheet gives effect to the business combinations which occurred or are probable of occurring subsequent to September 30, 1995, as if they had occurred before September 30, 1995.

           The pro forma statements have been prepared by management based upon the historical financial statements of Hilb, Rogal and Hamilton Company, Clover, Lipman and other acquired agencies. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements and notes of the Company included in the Company's 1994 Annual Report to Shareholders which is incorporated by reference in the Company's Annual Report on Form 10-K, which is incorporated herein by reference.

HILB, ROGAL & HAMILTON COMPANY
PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 1995

---------------------------------------------------------------------------------------------------------
                           HILB, ROGAL   ACQUISITIONS   PRO FORMA ADJUSTMENTS              PRO FORMA
                          AND HAMILTON   (PURCHASES)  FOR PURCHASE ACQUISITIONS          CONSOLIDATED
                             COMPANY
                                                      ==============================
---------------------------------------------------------------------------------------------------------
ASSETS

CASH AND CASH EQUIVALENTS   $18,406,721    $1,523,708       (36,539)(1)   (1,832,400)(2)   $18,061,490
INVESTMENTS                  15,187,654                                                     15,187,654
RECEIVABLES & OTHER          55,042,632     1,821,136      (337,503)(1)                     56,526,265
                         --------------------------------------------------------------------------------
TOTAL CURRENT ASSETS         88,637,007     3,344,844      N/A            (2,206,442)       89,775,409
                         --------------------------------------------------------------------------------
INVESTMENTS                   4,550,000                                                      4,550,000
PROPERTY & EQUIPMENT         13,269,289       244,152      (146,580)(1)       59,400 (3)    13,426,261
INTANGIBLE ASSETS            61,207,058       122,390      (122,390)(1)    4,013,560 (3)    65,220,618
OTHER ASSETS                  5,124,817       246,778             0                0         5,371,595
                         --------------------------------------------------------------------------------
TOTAL ASSETS               $172,788,171    $3,958,164      N/A            $1,597,548      $178,343,883
                         ================================================================================

LIABILITIES & EQUITY:

PREMIUMS PAYABLE-INS CO     $75,750,131    $2,377,509                                      $78,127,640
OTHER ACCRUED LIABILITIES    16,527,253       476,980                                       17,004,233
                         --------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES    92,277,384     2,854,489      N/A                     0        95,131,873
LONG-TERM DEBT                8,843,045       163,788       (88,767)(1)                      8,918,066
OTHER LONG-TERM LIAB.         7,621,649        31,642                        622,560 (3)     8,275,851

SHAREHOLDERS' EQUITY

COMMON STOCK                 36,344,803        31,744       (31,744)(4)    1,972,000 (2)    38,316,803
RETAINED EARNINGS            27,638,984       876,501      (876,501)(4)                     27,638,984
CUMULATIVE TRANSLATION AD        62,306                                                         62,306
                         --------------------------------------------------------------------------------
                             64,046,093       908,245      N/A             1,063,755  0     66,018,093
                         --------------------------------------------------------------------------------
                           $172,788,171    $3,958,164      N/A            $1,597,548      $178,343,883
                         ================================================================================


(1)       TO ADJUST FOR ASSETS AND LIABILITIES NOT ACQUIRED.

(2) TO REFLECT PURCHASE PRICE OF ASSETS AND LIABILITIES ACQUIRED SUBSEQUENT TO SEPTEMBER 30, 1995 IN
          PURCHASE TRANSACTIONS.

(3)       TO ADJUST FOR ASSET VALUATIONS UNDER PURCHASE ACCOUNTING.

(4)       TO ELIMINATE SHAREHOLDERS' EQUITY OF ACQUIRED ENTITIES.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

---------------------------------------------------------------------------------------------------------
                                                NINE MONTHS ENDED SEPTEMBER 30, 1995
                                -------------------------------------------------------------------------
                                 HILB, ROGAL  ACQUISITIONS   PRO FORMA  ADJUSTMENTS  PRO FORMA
                                & HAMILTON CO. (PURCHASES)       FOR PURCHASE       CONSOLIDATED
                                                                 ACQUISITIONS
---------------------------------------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $106,995,550  $10,441,492                          $117,437,042
INTEREST INCOME                     1,519,707      140,623    ($305,473)    (1)        1,354,857
OTHER                               3,907,591      112,889      (79,990)    (2)        3,940,490
                                -------------------------------------------------------------------------
TOTAL REVENUES                    112,422,848   10,695,004     (385,463)             122,732,389
                                -------------------------------------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          61,872,170    5,904,680     (442,931)    (2)       67,333,919
OTHER OPERATING EXPENSES           27,278,034    4,613,440     (190,488)    (2)       31,700,986
AMORTIZATION OF INTANGIBLES         5,182,985      169,364      433,958     (3)        5,786,307
INTEREST EXPENSE                      324,126      137,584      (68,346)    (4)          393,364
                                -------------------------------------------------------------------------
TOTAL OPERATING EXPENSES           94,657,315   10,825,068     (267,807)             105,214,576
                                -------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES         17,765,533     (130,064)    (117,656)              17,517,813

INCOME TAXES                        7,138,296                   (99,088)    (5)        7,039,208
                                -------------------------------------------------------------------------

NET INCOME                        $10,627,237    ($130,064)    ($18,568)             $10,478,605
                                =========================================================================

NET INCOME PER COMMON SHARE             $0.73                                              $0.71
                                =========================================================================

SHARES ISSUED AND OUTSTANDING      14,173,064                    72,848               14,245,912
                                -------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,616,707                   204,110               14,820,817
                                -------------------------------------------------------------------------

(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.

(2) TO REFLECT ADJUSTMENTS TO HISTORICAL AMOUNTS TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ELIMINATION OF NONRECURRING ITEMS, ETC.

(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE FAIR
     VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.

(4)  TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION DEBT.

(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31, 1994
                                -----------------------------------------------------------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA   ACQUISITIONS   PRO FORMA  ADJUSTMENTS  PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED    (PURCHASES)       FOR PURCHASE       CONSOLIDATED
                                                  MERGER        POOLED                       ACQUISITIONS
                                                                TOTAL
-------------------------------------------------------------------------------------------------------------------------------
REVENUES:
COMMISSIONS & FEES               $132,914,113      $339,483  $133,253,596  $27,027,556                          $160,281,152
INTEREST INCOME                     1,899,803         9,147     1,908,950      368,888    ($813,062)    (1)        1,464,776
OTHER                               5,995,698         2,084     5,997,782      199,523     (125,879)    (2)        6,071,426
                                -----------------------------------------------------------------------------------------------
TOTAL REVENUES                    140,809,614       350,714   141,160,328   27,595,967     (938,941)             167,817,354
                                -----------------------------------------------------------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          78,310,999       240,592    78,551,591   15,677,579     (554,565)    (2)       93,674,605
OTHER OPERATING EXPENSES           35,975,715       134,437    36,110,152   10,309,075     (569,490)    (2)       45,849,737
AMORTIZATION OF INTANGIBLES         6,436,119                   6,436,119    1,017,170      759,030     (3)        8,212,319
INTEREST EXPENSE                      812,216                     812,216      637,197     (300,939)    (4)        1,148,474
POOLING-OF-INTERESTS EXPENSE          487,986                     487,986                                            487,986
                                -----------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES          122,023,035       375,029   122,398,064   27,641,021     (665,964)             149,373,121
                                -----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES         18,786,579       (24,315)   18,762,264      (45,054)    (272,977)              18,444,233

INCOME TAXES                        7,394,296        (6,350)    7,387,946                  (127,212)    (5)        7,260,734
                                -----------------------------------------------------------------------------------------------

NET INCOME                        $11,392,283      ($17,965)  $11,374,318     ($45,054)   ($145,765)             $11,183,499
                                ===============================================================================================



NET INCOME PER COMMON SHARE             $0.77                       $0.77                                              $0.73
                                ===============================================================================================

SHARES ISSUED AND OUTSTANDING      14,679,464        37,000    14,716,464                   462,574               15,179,038
                                -----------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,778,304        37,000    14,815,304                   471,949               15,287,253
                                -----------------------------------------------------------------------------------------------

(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM FROM CASH PAID FOR ACQUIRED AGENCIES.

(2) TO REFLECT ADJUSTMENTS TO HISTORICAL AMOUNTS TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ELIMINATION OF NONRECURRING ITEMS, ETC.

(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE FAIR VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.

(4) TO REFLECT INTEREST ON ACQUISITION DEBT AND TO ADJUST HISTORICAL INTEREST FOR DEBT NOT ASSUMED.

(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-----------------------------------------------------------------------------
                                       YEAR ENDED DECEMBER 31, 1993
                                ---------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED
                                                 MERGERS        POOLED
                                                                TOTAL
-----------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $137,662,048      $403,680  $138,065,728
INTEREST INCOME                     1,558,982         9,678     1,568,660
OTHER                               2,435,150         1,978     2,437,128
                                ---------------------------------------------
TOTAL REVENUES                    141,656,180       415,336   142,071,516
                                ---------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          82,469,714       286,526    82,756,240
OTHER OPERATING EXPENSES           37,773,552       139,098    37,912,650
AMORTIZATION OF INTANGIBLES         6,581,550             0     6,581,550
INTEREST EXPENSE                    1,270,268             0     1,270,268
POOLING-OF-INTERESTS EXPENSE          503,207                     503,207
                                ---------------------------------------------
TOTAL OPERATING EXPENSES          128,598,291       425,624   129,023,915
                                ---------------------------------------------
INCOME BEFORE INCOME TAXES         13,057,889       (10,288)   13,047,601

INCOME TAXES                        4,764,496        (3,672)    4,760,824
                                ---------------------------------------------
NET INCOME                         $8,293,393       ($6,616)   $8,286,777
                                =============================================

NET INCOME PER COMMON SHARE             $0.57                       $0.57
                                =============================================

SHARES ISSUED AND OUTSTANDING      14,800,904        37,000    14,837,904
                                ---------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,456,055        37,000    14,493,055
                                ---------------------------------------------

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-----------------------------------------------------------------------------
                                       YEAR ENDED DECEMBER 31, 1992
                                ---------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED
                                                 MERGERS        POOLED
                                                                TOTAL
-----------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $137,296,081      $423,032  $137,719,113
INTEREST INCOME                     1,374,949        12,097     1,387,046
OTHER                               1,789,925           677     1,790,602
                                ---------------------------------------------
TOTAL REVENUES                    140,460,955       435,806   140,896,761
                                ---------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          81,939,724       277,357    82,217,081
OTHER OPERATING EXPENSES           36,208,784       142,421    36,351,205
AMORTIZATION OF INTANGIBLES         6,557,924             0     6,557,924
INTEREST EXPENSE                    1,820,819             0     1,820,819
POOLING-OF-INTERESTS EXPENSE          532,960                     532,960
                                ---------------------------------------------
TOTAL OPERATING EXPENSES          127,060,211       419,778   127,479,989
                                ---------------------------------------------
INCOME BEFORE INCOME TAXES         13,400,744        16,028    13,416,772

INCOME TAXES                        4,809,342        10,141     4,819,483
                                ---------------------------------------------
NET INCOME                         $8,591,402        $5,887    $8,597,289
                                =============================================

NET INCOME PER COMMON SHARE             $0.65                       $0.65
                                =============================================

SHARES ISSUED AND OUTSTANDING      13,242,808        37,000    13,279,808
                                ---------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      13,241,030        37,000    13,278,030
                                ---------------------------------------------



















                          CLOVER INSURANCE AGENCY, INC.


                               FINANCIAL STATEMENTS


                    YEARS ENDED SEPTEMBER 30, 1995 (AUDITED),


                            1994 AND 1993 (UNAUDITED)

                          CLOVER INSURANCE AGENCY, INC.

                                Table of Contents

















Independent Auditors' Report  .....................................     1

Balance Sheets    ....................................................  2

Statements of Operations.............................................   3

Statements of Retained Earnings  ....................................   4

Statements of Cash Flows  ..........................................    5

Notes to Financial Statements    ..................................     6

                           INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Clover Insurance Agency, Inc.

We have audited the accompanying balance sheet of Clover Insurance Agency, Inc. as of September 30, 1995 and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clover Insurance Agency, Inc. as of September 30, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The September 30, 1994 and 1993 financial statements were reviewed by us, and our report thereon dated October 19, 1994, stated that we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.




                                WIECHELMAN & ASSOCIATES
                                February 27, 1996

                           CLOVER INSURANCE AGENCY, INC.
                                  Balance Sheets
                         September 30, 1995, 1994 and 1993






                                      ASSETS

                                                      1995            1994             1993
                                                                  (Unaudited)       (Unaudited)
CURRENT ASSETS
  Cash and cash equivalents, including $790,695,
    $1,480,160 and $1,171,097 of restricted
    funds in 1995, 1994 and 1993, respectively     $1,162,403      $1,721,815       $1,310,939
  Premiums receivable, net of allowance for
    doubtful accounts of $18,035, $18,439 and
    $18,371 in 1995, 1994 and 1993 respectively       777,970         544,856          585,013
  Prepaid expenses and other current assets            47,086          95,389           94,847
                                                   ----------      ----------       ----------
       Total Current Assets                         1,987,459       2,362,060        1,990,799
Property and equipment, net                            97,572         133,091          174,279
Goodwill and other intangible assets, net of
  accumulated amortization of $252,831,
  $228,739 and $202,310, in 1995, 1994
  and 1993, respectively                              28,075           52,167           79,677
                                                  ----------      -----------       ----------
         Total Assets                             $2,113,106      $ 2,547,318       $2,244,755
                                                  ==========      ===========       ==========


                       LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES
  Premiums payable to insurance companies        $1,398,447       $ 1,727,746       $1,647,125
  Accounts payable and accrued expenses              32,627            70,876           62,913
  Premium deposits and credits due customers        226,570           315,709          127,356
                                                 ----------        ----------       ----------
       Total Current Liabilities                  1,657,644         2,114,331        1,837,394
Deferred income taxes                                13,896            17,626           18,598
                                                 ----------        ----------       ----------
       Total Liabilities                          1,671,540         2,131,957        1,855,992
                                                 ----------        ----------       ----------
SHAREHOLDER'S EQUITY
  Common stock - par value $100, authorized 2,000
    shares, issued and outstanding 255 shares        25,500            25,500           25,500
  Retained earnings                                 416,066           389,861          363,263
                                                 ----------         ---------       ----------
       Total Stockholder's Equity                   441,566           415,361          388,763
                                                 ----------         ---------       ----------
       Total Liabilities and Stockholder's
         Equity                                  $2,113,106        $2,547,318       $2,244,755
                                                 ==========        ==========       ==========






                   See accompanying notes and auditors' report.

                           CLOVER INSURANCE AGENCY, INC.
                             Statements of Operations
                   Years Ended September 30, 1995, 1994 and 1993















                                              1995               1994           1993
                                                             (Unaudited)      (Unaudited)
REVENUE
  Commissions                              $1,349,216        $ 1,617,866     $1,565,334
  Interest income                              32,417             33,455         33,859
  Other income                                  7,721             13,159         11,092
                                           ----------         ----------     ----------
       Total Revenue                        1,389,354          1,664,480      1,610,285
                                           ----------         ----------     ----------
OPERATING EXPENSES
  Compensation and employee benefits          957,820          1,213,418      1,108,870
  Other operating expenses                    321,006            327,238        343,670
  Depreciation and amortization                68,186             76,773         82,089
  Loss on disposal of fixed assets                 -               1,218             69
  Interest expense                                 -                   -            965
                                           ----------         ----------     ----------
       Total Operating Expenses             1,347,012          1,618,647      1,535,663
                                           ----------         ----------     ----------
       Income Before Provision for
         Income Taxes                          42,342            45,833          74,622

Provision for Income Taxes                     16,137            19,235          28,578
                                           ----------         ---------      ----------
       Net Income                            $ 26,205          $ 26,598       $  46,044
                                           ==========         =========      ==========
















                   See accompanying notes and auditors' report.

                                         3


                           CLOVER INSURANCE AGENCY, INC.
                          Statements of Retained Earnings
                   Years Ended September 30, 1995, 1994 and 1993


















                                             1995      1994       1993
                                                    Unaudited)(Unaudited)

Balance - Beginning of Year                $389,861  $363,263  $ 289,960

Prior Period Adjustment                           -         -     27,259
                                           --------  --------   --------
       Adjusted Balance - Beginning of
         Year                               389,861   363,263    317,219

Net Income                                   26,205    26,598     46,044
                                           --------  --------  ---------
       Balance - End of Year               $416,066  $389,861  $ 363,263
                                           ========  ========  =========






















                   See accompanying notes and auditors' report.

                                         4


                           CLOVER INSURANCE AGENCY, INC.
                             Statements of Cash Flows
                   Years Ended September 30, 1995, 1994 and 1993







                                         1995       1994       1993
                                                 (Unaudited)(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                             $ 26,205   $ 26,598   $ 46,044
  Adjustments:
    Depreciation and amortization          68,186     76,773     82,089
    Loss on disposition of assets               -      1,218         69
    Provision for bad debts                (  404)        68      2,557
    Deferred income taxes                  (3,592)    (  994)    (2,314)
    Change in Operating Assets and
      Liabilities:
      Premiums receivable                (232,710)    40,090     23,673
      Prepaid expenses and other
        current assets                     48,165     (  520)    14,676
      Premiums payable                   (329,299)    80,621   (103,156)
      Accounts payable and accrued
        expenses                         ( 38,249)     7,963    ( 2,019)
      Premium deposits and credits
        due customers                    ( 89,139)   188,353   (105,291)
                                        ---------   --------   ---------
         Net Cash Provided by (Used in)
             Operating Activities        (550,837)   420,170    (43,672)
                                        ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of equipment                             -      1,500        800
  Purchase of furniture and equipment      (8,575)  ( 10,794)   (47,749)
                                        ---------   --------   --------
         Net Cash Used in Investing
           Activities                    (  8,575)    (9,294)   (46,949)
                                        ---------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on note payable                      -          -     (47,797)
                                        ----------  ---------   --------
         Net Increase (Decrease) in
           Cash and Cash Equivalents     (559,412)   410,876    (138,418)

         Cash and Cash Equivalents -
             Beginning of Year          1,721,815  1,310,939   1,449,357
                                       ----------  ---------- ----------
         Cash and Cash Equivalents -
             End of Year               $1,162,403 $1,721,815  $1,310,939
                                       ========== ==========  ==========


SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
    Income taxes paid                    $ 15,021   $ 13,493   $ 32,008
                                       ========== ==========  =========
    Interest paid                        $      -   $      -   $    965
                                       ========== ==========  =========







                   See accompanying notes and auditors' report.

                                         5

                           CLOVER INSURANCE AGENCY, INC.
                            (A California Corporation)
                           Notes to Financial Statements



NOTE 1:  Nature of Business and Significant Group Concentration of Credit Risk:

         The corporation sells commercial and personal lines of insurance to customers primarily in the Inland Empire and the Central Valley of California. The company's offices and operations are currently located in Ontario and Tulare, California. Although the corporation has a diversified client base, a substantial part of its clients' ability to honor their commitments is dependent upon the dairy industry and the related agribusiness economic sector.


NOTE 2:  Summary of Significant Accounting Policies:

         Income Recognition - Commissions are considered earned at the later of
         1) the effective date of the policy, or 2) the date the policy is actually issued by the insurance carrier. Premium adjustments, including policy cancellations, are recorded as they occur.
         Commissions on premiums billed and collected directly by insurance companies and override commissions are recorded as revenue when received.

         Accounts Receivable - Uncollectible accounts receivable are provided for by reasonable additions to an allowance for bad debts. The allowance for bad debts is determined after analyzing the individual account balances and determining their status at that time.

         Fixed and Intangible Assets - Fixed and intangible assets are carried on the books at their cost. The straight-line method of depreciation and amortization is used based upon the estimated useful lives of the respective assets. Estimated useful lives are as follows:

               Furniture and Equipment           5 to 7 Years
               Leasehold Improvements                 7  "
               Non-Competition Agreement              7  "
               Book of Business                      12  "
               Goodwill                              40  "

         Federal Income Taxes - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.
         Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

         Cash Equivalents - For purposes of the statements of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         Concentration of Credit Risk - The Company, on occasion, has short-term investments of cash in the form of savings accounts, time certificates of deposit, and money market funds which may exceed depository insurance limits. The Company makes such investments with high credit quality entities, and has not incurred any credit-related losses.






                        See accompanying auditors' report.

                                         6

                           CLOVER INSURANCE AGENCY, INC.
                            (A California Corporation)
                           Notes to Financial Statements



NOTE 2:  Summary of Significant Accounting Policies - (Continued):

         Benefit Plan - The Company sponsors a Cash or Deferred Arrangement
         (CODA) plan (401k) covering substantially all employees.
         Contributions to the plan consist of a matching contribution of 50% of the employee's contribution to the extent that the employee's contribution does not exceed 6% of pay.

         The Company contributed $17,351, $16,130 and $13,197 for the years ended September 30, 1995, 1994 and 1993, respectively.


NOTE 3:  Property and Equipment:

         Property and equipment on September 30, 1995, 1994 and 1993 are as follows:

                                            1995            1994       1993
           Furniture and equipment       $ 341,025     $ 332,450    $ 331,734
           Leasehold improvements           30,645        30,645       30,645
                                         ---------     ---------    ---------
               Total                       371,670       363,095      362,379
           Accumulated depreciation and
               amortization               (274,098)     (230,004)    (188,100)
                                         ---------     ---------    ---------
               Total Fixed Assets          $97,572     $ 133,091    $ 174,279
                                         =========     =========    =========



NOTE 4:  Income Taxes:

         The components of the provision for income taxes shown in the statements of operations for the years ended September 30, 1995, 1994 and 1993 are as follows:

                                            1995       1994      1993
           Current
             Federal                       $13,169   $11,111   $19,125
             State                           6,560     9,118    11,767
                                           -------   -------   -------
               Total Current                19,729    20,229    30,892
                                           -------   -------   -------
           Deferred
             Federal                       ( 2,787)  (   930)  ( 1,994)
             State                           ( 805)    (  64)    ( 320)
                                           -------   -------   -------
               Total Deferred              ( 3,592)  (   994)  ( 2,314)
                                           -------   -------   -------
               Total Tax                   $16,137   $19,235   $28,578
                                           =======   =======   =======


         The components of deferred federal income tax expense are as follows:

                                            1995        1994     1993

           Depreciation                    $(2,888)  $(  913)  $(1,355)
           Allowance for bad debts             101     (  17)    ( 639)
                                           -------   -------   -------
               Total                       $(2,787)  $(  930)  $(1,994)
                                           =======   =======   =======


                        See accompanying auditors' report.

                                         7

                           CLOVER INSURANCE AGENCY, INC.
                            (A California Corporation)
                           Notes to Financial Statements



NOTE 5:  Lease on Premises:

         Clover Insurance Agency, Inc. leases office space in Ontario, CA from
         TSEC Investments, of which Edward J. Talen, an officer and shareholder of the corporation, is a 50% partner.

         Term - 5 years commencing December 1, 1994 through November 30, 1999.

         Rent - Monthly rent of $3,102 plus real property taxes and common facility operating costs beginning December 1, 1994.

         Future minimum lease payments as of September 30, 1995, are as follows:

               Year Ending September 30,
                       1996                      $47,400
                       1997                       47,400
                       1998                       47,400
                       1999                       47,400
                       2000                        7,900
                                                --------
                              Total             $197,500
                                                ========


NOTE 6:  Related Party Transactions:

         Edward J. Talen owns 100% of the issued and outstanding shares of Clover Insurance Agency, Inc. (CIA) and 75% of the issued and outstanding shares of Clover Insurance Benefits, Inc. (CIB).

         The two companies share expenses for many ordinary business expenses which are paid according to the usage by the Companies. CIB began subleasing office space from CIA in November 1994 and pays
         $908.50 per month.

         Amounts due from Clover Insurance Benefits, Inc. were $592, $3,960 and
         $2,774 as of September 30, 1995, 1994 and 1993, respectively.


NOTE 7:  Restricted Cash:

         Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by the laws of the State of California in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $790,695, $1,480,160 and $1,171,097 at September 30, 1995, 1994 and 1993, respectively.











                        See accompanying auditors' report.

                                         8

                           CLOVER INSURANCE AGENCY, INC.
                            (A California Corporation)
                           Notes to Financial Statements



NOTE 8:  Prior Period Adjustment:

         A prior period adjustment to retained earnings as of October 1, 1992 has been made to reflect the adoption of the straight-line method of depreciation. Previously, the company recorded depreciation using methods acceptable for income tax reporting purposes to record depreciation for financial reporting purposes. The effect of this change in depreciation method was to increase retained earnings as of October 1, 1992 by $44,499 net of related income taxes of $17,240. The change in depreciation method was adopted to provide a more constant level of depreciation expense over the asset lives which is consistent with the use and nature of the Company's equipment.
         The effect of this change to income for the years ended September
         30, 1993 and 1994, was immaterial, and therefore, the net increase in income of $767 was adjusted to the Company's income for the year ended
         September 30, 1995.


NOTE 9:  Subsequent Event:

         The Company has entered into a merger agreement with Hilb, Rogal and Hamilton Company of Glen Allen, Virginia to exchange 100% of the
         Company's stock for stock of this company. The agreement has not yet been ratified.
































                        See accompanying auditors' report.

                                         9


















                           CLOVER INSURANCE AGENCY, INC.


                               FINANCIAL STATEMENTS


                   THREE MONTHS ENDED DECEMBER 31, 1995 AND 1994
                           CLOVER INSURANCE AGENCY, INC.

                                 Table of Contents

















Accountants' Report  ..............................................    1

Balance Sheets  .....................................................  2

Statements of Operations  ...........................................  3

Statements of Retained Earnings  ....................................  4

Statements of Cash Flows  ...........................................  5















To the Board of Directors
Clover Insurance Agency, Inc.

We have compiled the accompanying balance sheets of Clover Insurance Agency, Inc. as of December 31, 1995 and September 30, 1995, and the statements of operations, retained earnings, and cash flows for the three months ended
December 31, 1995 and 1994, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified
Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position and results of operations.
Accordingly, these financial statements are not designed for those who are not informed about such matters.




                                WIECHELMAN & ASSOCIATES
                                February 29, 1996


























                                    1


                           CLOVER INSURANCE AGENCY, INC.
                                  Balance Sheets
                        December 31, and September 30, 1995





                                      ASSETS

                                               December 31,   September 30,
                                                 1995            1995

CURRENT ASSETS
  Cash and cash equivalents, including $457,085
    and $790,695, respectively                    $799,193    $1,162,403
  Premiums receivable, net of allowance for
    doubtful accounts of $21,035 and $18,035,
    respectively                                   247,288       777,970
  Prepaid expenses and other current assets         36,494        47,086
                                                ----------    ----------
       Total Current Assets                      1,082,975     1,987,459
Property and equipment, net                         92,431        97,572
Goodwill and other intangible assets, net of
  accumulated amortization of $258,29 and
  $252,831, respectively                            22,677        28,075
                                               -----------    ----------
       Total Assets                            $ 1,198,083    $2,113,106
                                               ===========    ==========



                       LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES
  Premiums payable to insurance companies         $471,421    $1,398,447
  Accounts payable and accrued expenses             15,379        32,627
  Premium deposits and credits due customers       253,986       226,570
                                                ----------    ----------
       Total Current Liabilities                   740,786     1,657,644
Deferred income taxes                               13,896        13,896
                                                ----------    ----------
       Total Liabilities                           754,682     1,671,540
                                                ----------    ----------
SHAREHOLDER'S EQUITY
  Common stock - par value $100, authorized 2,000
    shares, issued and outstanding 255 shares       25,500       25,500
  Retained earnings                                417,901      416,066
                                                ----------    ---------
       Total Stockholder's Equity                  443,401      441,566
                                                ----------    ---------
       Total Liabilities and Stockholder's
         Equity                                 $1,198,083   $2,113,106
                                                ==========   ==========









                             See accountants' report.

                                         2

                           CLOVER INSURANCE AGENCY, INC.
                             Statements of Operations
                   Three Months Ended December 31, 1995 and 1994

















                                                   1995           1994
REVENUE
  Commissions                                   $  311,468    $  318,558
  Interest income                                    8,466         7,212
  Other income                                      12,496           221
                                                ----------    ----------
       Total Revenue                               332,430       325,991
                                                ----------    ----------
OPERATING EXPENSES
  Compensation and employee benetits               219,077       202,551
  Other operating expenses                          95,637        97,943
  Depreciation and amortization                     14,756        17,024
                                                ----------    ----------
       Total Operating Expenses                    329,470       317,518
                                                ----------    ----------
       Income Before Provision for Income Taxes      2,960         8,473

Provision for Income Taxes                           1,125         3,220
                                                ----------    ----------
       Net Income                                  $ 1,835       $ 5,253
                                                ==========    ==========



















                             See accountants' report.

                                         3

                           CLOVER INSURANCE AGENCY, INC.
                          Statements of Retained Earnings
                   Three Months Ended December 31, 1995 and 1994























                                                   1995             1994

Balance - Beginning of Period                   $  416,066       $  363,263

Net Income                                           1,835            5,253
                                                ----------       ----------
       Balance - End of Period                  $  417,901       $  368,516
                                                ==========       ==========

























                             See accountants' report.

                                         4

                           CLOVER INSURANCE AGENCY, INC.
                             Statements of Cash Flows
                   Three Months Ended December 31, 1995 and 1994
















                                                    1995       1994
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                        $  1,835   $  5,253
  Adjustments:
    Depreciation and amortization                     14,756     17,024
    Provision for bad debts                            3,000      2,250
    Change in Operating Assets and Liabilities:
      Premiums receivable                            527,682   (304,058)
      Prepaid expenses and other current assets       10,592     64,808
      Premiums payable                              (927,026)  (654,154)
      Accounts payable and accrued expenses         ( 17,248)   (63,660)
      Premium deposits and credits due customers      27,416     36,214
                                                   ---------   --------
         Net Cash Used in Operating Activities      (358,993) ( 896,323)
                                                   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of furniture and equipment                 (4,217)         -
                                                   ---------   --------
         Net Decrease in Cash and Cash Equivalents  (363,210)  (896,323)

         Cash and Cash Equivalents - Beginning of
           Period                                  1,162,403  1,721,815
                                                  ----------  ---------
         Cash and Cash Equivalents - End of Period  $799,193   $825,492
                                                  ==========  =========
















                             See accountants' report.


                                         5

                                  CLOVER INSURANCE AGENCY, INC.
                                      Selected Financial Data






                                                        At or for the year ended September 30,
                                            1995          1994         1993         1992         1991
Statement of Consolidated Income Data:
   Commissions                           $1,349,216   $ 1,617,866   $1,565,334   $1,363,737   $1,293,791
   Interest and other income                 40,138        46,614       44,951       44,774       82,445
                                         ----------   -----------   ----------   ----------   ----------
        Total Revenues                    1,389,354     1,664,480    1,610,285    1,408,511    1,376,236

   Compensation and employee benefits       957,820     1,213,418    1,108,870      888,959      851,398
   Other operating expenses                 321,006       327,238      343,670      312,281      292,672
   Depreciation and amortization             68,186        76,773       82,089       67,105       37,195
   Loss on disposal of fixed assets               -         1,218           69        2,721        7,095
   Interest expense                               -             -          965        9,828       19,259
                                         ----------    ----------   ----------   ----------   ----------
        Total Expenses                    1,347,012     1,618,647    1,535,663    1,280,894    1,207,619

        Income Before Provision for
          Income Taxes                       42,342        45,833       74,622      127,617      168,617

Provision for Income Taxes                   16,137        19,235       28,578       49,010      59,920
                                         ----------    ----------    ---------  -----------   ---------
        Net Income                         $ 26,205      $ 26,598    $  46,044     $ 78,607   $ 108,697
                                         ==========    ==========    =========  ===========   =========



Consolidated Balance Sheet Data:

   Total assets                          $2,113,106   $ 2,547,318   $2,244,755   $2,458,411   $1,887,188

   Total liabilities                     $1,671,540   $ 2,131,957   $1,855,992   $2,115,692   $1,622,990

   Total stockholders' equity              $441,566      $415,361    $ 388,763      $342,719   $ 264,198


The above selected financial data reflects a retroactive change in the method of accounting for depreciation adopted in connection with issuance of Clover Insurance Agency, Inc.'s September 30, 1995 year-end financial statements.

                 CLOVER INSURANCE AGENCY, INC.
             Management Discussion and Analysis of
         Financial Condition and Results of Operations


      The income of Clover Insurance Agency, Inc. is principally derived from commissions earned from the placement of insurance policies with various insurance carriers. Such commissions are generally a percentage of the premium of the related insurance policy. Commission rates vary among the different carriers and among the different types of policies placed. During the last three years, the industry has been competitive and operating in a "soft market". This has resulted in a decrease in premium rates and the related commissions, especially in the area of workers compensation insurance. Management cannot predict the future changes in the market conditions or the effect that they may have on the company's operations.

      RESULTS OF OPERATIONS

      Total revenues for 1995 were $1,389,354, a decrease of $275,126 or 16.5% from 1994. For 1994, total revenues were $1,664,480, an increase of $54,195 or 3.4% from 1993.

      Commissions for 1995 decreased by $268,650 or 16.6%. For 1994, commissions increased by $52,532 or 3.4%. The primary reason for the decrease in commission in 1995 was the change in the marketplace for workers compensation insurance in California.

      Interest and other income decreased by $6,476 in 1995 and increased by $1,663 in 1994. Most of the changes are due to the fluctuations in other income.

      Total operating expenses for 1995 were $1,347,012, a decrease of $271,635 or 16.8% from 1994. For 1994, total operating expenses were $1,618,647, an increase of $82,984 or 5.4% from 1993.

      Compensation and employee benefits costs for 1995 were $255,598 or 21.1% lower than 1994, and for 1994 were $104,548 or 9.4% higher than 1993. These changes are primarily due to adjustments in commissions and wages paid to employees in response to the change in income received by the company.

      Other operating expenses for 1995 decreased $6,232 or 1.9% from 1994. For 1994, other operating expenses decreased $16,432 or 4.8% from 1993. Both decreases were attributable to cost cutting efforts by management.

      LIQUIDITY AND CAPITAL RESOURCES

      The company has historically generated sufficient funds internally to finance capital expenditures for property and equipment. The company does not have any outstanding lines of credit, nor any bank or insurance carrier loans. As a result the company is not subject to any loan agreement provisions.